Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ruby Tuesday, Inc.:

We consent to the use of our reports dated August 6, 2012, except as to notes 1 and 16, which are as of February 7, 2013, with respect to the consolidated balance sheets of Ruby Tuesday, Inc. as of June 5, 2012 and May 31, 2011, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 5, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of June 5, 2012, which reports appear in the Form 8-K of Ruby Tuesday, Inc. dated February 7, 2013, incorporated by reference in the registration statement on Form S-4 and related prospectus, and to the reference therein to our firm under the heading “Experts.”

/s/ KPMG LLP

Knoxville, Tennessee

February 7, 2013